Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 17, 2025

The following CEO email to employees was made available by Fifth Third Bancorp on October 17, 2025.

Subject: Q3 Results: Stability, Profitability, and Growth in Action

Hello, everyone.

Today we reported third quarter results that once again underscore our strong balance sheet, diverse revenue streams and disciplined expense management.

Our focus on stability, profitability and growth means that we do what we say we are going to do, with a disciplined and patient approach so we can stay diversified, maintain strong profitability and choose where and how we will grow through targeted investment strategies. Our approach positions us to deliver stable and consistent through-the-cycle returns despite uncertainty.

We’re excited to apply this same approach to our merger with Comerica to create sustainable, long-term value for all of our combined stakeholders.

Highlights from our third quarter results include:

•	Stability. Tangible book value per share grew 7%1. Our balance sheet remains well-diversified and neutrally positioned, with core deposit funding and a diversified loan portfolio.

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Profitability. Our key profitability metrics of return on assets, return on tangible common equity and efficiency ratio all continue to be very strong. Net interest margin expanded for the 7th consecutive quarter and net interest income increased 7%.1

•	Growth. Our ongoing investments in strategic growth priorities continue to drive robust results.

•	Our diversified loan origination platforms produced 6% average loan growth, driven by Middle Market C&I in Commercial, and home equity and auto in Consumer.

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Our Southeast expansion continues to yield results across business lines. We remain on track to open 50 branches this year, with 23 opened year-to-date, and we have secured approximately 85% of the locations for the full 200 Southeast branches we intend to open by 2028. In Consumer, net new households grew 7%, led by strong growth in Florida, Georgia and the Carolinas. In Commercial, our growing Middle Market sales force is delivering new quality relationships and granular loan growth, led by Georgia, Texas and the Carolinas.

•	Our investments in our fee businesses continue to drive performance.

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Commercial Payments fees grew 3% sequentially. Newline revenue increased 31% and deposits increased by more than $1 billion. We are seeing strong early activity from our recent acquisition of DTS Connex.

•	Wealth and Asset Management fees increased 11% and assets under management reached $77 billion.

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Franchise Finance continues to be a source of strength for our Corporate & Investment Bank. Over the past year, we have served as the lead arranger on 24 transactions totaling almost $4 billion, including eight in just the third quarter.

•	And of course, we continue to leverage technology to be more efficient and enable our business to keep growing at scale.

You can find more on our results, along with a link to our investor materials, on The Landing.

Looking ahead, all of our current strategies position us for a successful integration with Comerica. We intend to run many of the same plays as we deepen our presence in 17 of the 20 fastest-growing large markets (including building a “fortress position” in the Midwest and building 150 new branches in Texas); create a middle market banking powerhouse; and leverage two $1 billion recurring, high return fee businesses to generate durable, diversified earnings.

As we move forward, I want to acknowledge the significance of this moment for our company and our team. This transaction is not about getting bigger – it’s about getting better, together. We are combining two organizations that share a deep belief in the nobility of our business and the importance of serving our communities.

Our strength comes from our shared sense of responsibility to make the new Fifth Third the One Bank people most value and trust. Although we remain separate entities until the transaction closes next year, we’ll begin the work to integrate our teams now. I encourage you to approach this transition with openness, empathy and a spirit of collaboration.

I know you have questions that range from how things might change to how you can help. More information will be forthcoming as our teams come together to determine a path forward that will be thoughtful, disciplined and aligned with our strategic priorities.

Until the transaction closes there are limits to what we can share, but we’ll communicate as often as we can and with as much transparency as possible. We welcome your feedback throughout this process; you can email me directly at spence.t@53.com.

In the meantime, please stay focused on your current responsibilities so we can finish the year strong. My message to “Keep calm and carry on” from April is just as relevant today. Our priorities haven’t changed, and we have a responsibility to deliver on our commitments. Lean in, stay engaged and keep redefining what it means to be a Fifth Third Better.

Best,

Tim

Tim Spence

Chairman, CEO and President

[1]

Tangible book value per share, return on tangible common equity, efficiency ratio, and net interest margin are non-GAAP measures; see reconciliation and the use of non-GAAP measures on pages 27-29 of the earnings release linked above and slides 39-40 of the earnings presentation. All numbers, whether GAAP or non-GAAP, are year-over- year unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.